Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

For the years ended December 31, 2006 and December 31, 2005

	2006	2005
Income before extraordinary item	$473,425	$254,238
Preferred Stock dividend requirements	(33,660)	(26,400)
Stock options expense	(22,500)	(16,203)

Income before extraordinary item attributable to common stockholders	$417,265	$211,635

Weighted average number of common and dilutive common equivalent shares outstanding	15,520,362	11,927,371

Income before extraordinary item per common share	$0.03	$0.02

Extraordinary item	$87,500	$—

Extraordinary item per common share	$—	$—

Net income	$560,925	$254,238
Preferred Stock dividend requirements	(33,660)	(26,400)
Stock options expense	(22,500)	(16,203)

Net income attributable to common stockholders	$504,765	$211,635

Net income per common share	$0.03	$0.02